Exhibit 99.5

JinkoSolar Announces Update to 2020 Annual General Meeting Agenda

SHANGRAO, China, Dec. 10, 2020 /PRNewswire/ -- JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced that it updates the agenda of its 2020 annual general meeting announced on November 26, 2020, by adding the following ordinary resolution:

•	That the appointment of Mr. Haiyun (Charlie) Cao as a director be ratified and that he be re-elected as a director of the Company.

The updated notice of the Company’s annual general meeting is available on the Investor Relations Section of the Company’s website at www.jinkosolar.com.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 20 GW for mono wafers, 11 GW for solar cells, and 25 GW for solar modules, as of September 30, 2020.

JinkoSolar has 9 productions facilities globally, 21 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, United States, Mexico, Brazil, Chile, Australia, Portugal, Canada, Malaysia, UAE, Kenya, Hong Kong, Denmark, and global sales teams in China, United Kingdom, France, Spain, Bulgaria, Greece, Ukraine, Jordan, Saudi Arabia, Tunisia, Morocco, Kenya, South Africa, Costa Rica, Colombia, Panama, Kazakhstan, Malaysia, Myanmar, Sri Lanka, Thailand, Vietnam, Poland and Argentina, as of September 30, 2020.

To find out more, please see: www.jinkosolar.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends, "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Ripple Zhang

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5183-3105

Email: ir@jinkosolar.com

Rene Vanguestaine

Christensen

Tel: + 86 178 1749 0483

Email: rvanguestaine@ChristensenIR.com

In the U.S.:

Ms. Linda Bergkamp

Christensen

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com